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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                Aquagenix, Inc.



                                (Name of Issuer)

                          Common Stock, $.01 par value



                         (Title of Class of Securities)

                                   03838R 102
                                 (CUSIP Number)

                               Nicolas Berggruen
                                499 Park Avenue
                               New York, NY 10022
                                  212-421-0110


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 19, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages


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                                  SCHEDULE 13D

CUSIP No. 03838R 102                                         Page 2 of 5 Pages
          ----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Nicolas Berggruen

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 428,028
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   428,028
    With
                           10       Shared Dispositive Power
                                            -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  428,028


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              |_|

13       Percent of Class Represented By Amount in Row (11)

                  10.11%

14       Type of Reporting Person*

                  IN


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Item 1 is hereby amended and restated as follows:

"Item 1.          Security and Issuer

         This Amendment No. 3 to the Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock") of Aquagenix, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6500 Northwest 15th Avenue, Fort Lauderdale, Florida 33309."

Item 2 is hereby amended and restated as follows:

"Item 2.          Identity and Background

         The Amendment No. 3 to the Schedule 13D relating to the Common Stock (hereinafter, the "Third Amendment") is being filed by Nicolas Berggruen (the "Reporting Person"). The Reporting Person is the Chief Executive Officer, President and sole shareholder and director of Alpha Investment Management, Inc., a Delaware corporation ("Alpha") which is registered as an Investment Adviser under the Investment Advisers Act of 1940.

         The Reporting Person acts as an investment adviser to Tarragona Fund Inc. ("Tarragona"), a Panama corporation. Alpha acts as an investment adviser to Alpha Atlas Holdings, LDC ("Alpha Atlas"), a Cayman Islands limited duration company. The business address of the Reporting Person is 499 Park Avenue, New York, NY 10022. The business and principal office of Alpha is 499 Park Avenue, New York, NY 10022. The address of the principal business and principal office of Tarragona is 31st Street, Number 3-80 P.O. Box 7412, Panama 5, Republic of Panama. The address of the principal business and principal office of Alpha Atlas is c/o International Fund Administration, Ltd., 48 Par La Ville Road, Suite 464, Hamilton Hill HM11 Bermuda.

         The present principal occupation or employment of the Reporting Person is President and Chief Executive Officer of Alpha. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

         The Third Amendment amends the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Person on July 10, 1996, Amendment No. 1 thereto filed with the Securities and Exchange Commission on behalf of the Reporting Person on January 3, 1997, and Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 4, 1997, which is incorporated by reference herein."

Item 3 is hereby amended and restated as follows:

"Item 3.          Source and Amount of Funds or Other Consideration

         Of the 428,028 shares of Common Stock beneficially held by the Reporting Person, (i) 295,528 shares of Common Stock were purchased by Tarragona with the working capital of Tarragona and (ii)

                                                              Page 3 of 5 Pages

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132,500 shares of Common Stock were purchased by Alpha Atlas with the working capital of Alpha Atlas."

Item 4 is hereby amended and restated as follows:

"Item 4.          Purpose of Transaction

         The purpose of the acquisition by Tarragona of the shares of Common Stock is for investment. The Reporting Person may consider making additional purchases of shares of Common Stock of the Issuer on behalf of clients in open market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Person may cause all or a portion of the shares of Common Stock to be sold in open-market or private transactions, depending upon prevailing market conditions and other factors.

         Except as indicated above, the Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraph (a) through (j) of Item 4 of this Third Amendment."

Item 5 is hereby amended and restated as follows:

"Item 5.          Interest in Securities of the Issuer

(a) The Third Amendment relates to 428,028 shares of Common Stock beneficially owned by the Reporting Person, which constitute approximately 10.11% of the issued and outstanding shares of Common Stock.


(b) The Reporting Person has sole voting and dispositive power with respect to 428,028 shares of Common Stock.

(c) Tarragona acquired 83,333 shares of Common Stock on May 19, 1997 in a private transaction at a purchase price of $6.00 per share.

(d)      Not applicable.

(e)      Not applicable."

The first two sentences of Item 6 are hereby amended and restated as follows:

"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As discussed in Item 2 above, the Reporting Person acts as investment adviser to Tarragona, which owns 295,528 shares of Common Stock. The Reporting Person is the Chief Executive Officer, President and sole shareholder of Alpha, which acts as the investment adviser to Alpha Atlas, which owns 132,500 shares of Common Stock."

                                                              Page 4 of 5 Pages

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1997



                                            By:  /s/ Nicolas Berggruen
                                                 -----------------------------
                                                     Nicolas Berggruen




                                                              Page 5 of 5 Pages